UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

SPORT CHALET, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01

Class B Common Stock, par value $0.01

(Title of Class of Securities)

Class A 849163209

Class B 849163308

(CUSIP Number)

John Mullan, Esq.

Sheppard, Mullin, Richter & Hampton LLP

333 South Hope Street, 48th Floor

Los Angeles, CA 90071

(213) 620-1780

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 849163308	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS Craig L. Levra
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER Class A 338,734 Class B 791,635
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER Class A 338,734 Class B 791,635
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A 338,734 Class B 791,635
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A 2.7% Class B 44.6%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 849163308	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS Howard K. Kaminsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER Class A 328,125 Class B 128,771
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER Class A 328,125 Class B 128,771
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A 328,125 Class B 128,771
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A 2.6% Class B 7.3%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 849163308	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS Dennis D. Trausch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER Class A 333,681 Class B 25,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER Class A 333,681 Class B 25,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A 333,681 Class B 25,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A 2.6% Class B 1.4%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 849163308	Page 5 of 11 Pages

Explanatory Note

This Schedule 13D is filed by the Reporting Persons (as defined below) with respect to the Class A Common Stock, par value $0.01 per share (the “Class A Shares”) and the Class B Common Stock, par value $0.01 per share (the “Class B Shares”) of Sport Chalet, Inc., a Delaware corporation (the “Company”), beneficially owned by them. The Reporting Persons have entered into Tender and Support Agreements (as defined below) with Vestis Retail Group, LLC, a Delaware limited liability company, and Everest Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Vestis Retail Group, LLC. As described below, the Tender and Support Agreements are in connection with the Agreement and Plan of Merger entered into on June 30, 2014, pursuant to which Everest Merger Sub, Inc. commenced a tender offer for all of the outstanding shares of the Company. If the tender offer is successful and certain other conditions are satisfied, the Agreement and Plan of Merger provides that the Company will ultimately become a wholly-owned subsidiary of Vestis Retail Group, LLC.

This Schedule 13D supersedes the previous filings on Schedule 13D by Messrs. Levra and Kaminsky, two of the Reporting Persons defined below, including Amendment No. 4 on Schedule 13 D/A filed November 12, 2013. In filing this Schedule 13D, the Reporting Persons do not concede that they have formed a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended or under the regulations pertaining thereto.

Item 1. Security and Issuer.

(a) The name of the issuer is Sport Chalet, Inc. (the “Company”).

(b) The address of the Company’s principal executive offices is One Sport Chalet Drive, La Cañada, CA 91011.

(c) The title of each class of securities to which this statement relates is the Class A Common Stock, par value $0.01 per share and the Class B Common Stock, par value $0.01 per share, of the Company (the “Class A Shares” and “Class B Shares,” or “Class A” and “Class B,” respectively).

Item 2. Identity and Background.

(a) The names of the persons filing this report on Schedule 13D (individually, a “Reporting Person” and collectively, the “Reporting Persons”) are:

Craig L. Levra

Howard K. Kaminsky

Dennis D. Trausch

(b) The business address of each Reporting Person is One Sport Chalet Drive, La Cañada, CA 91011.

(c) Mr. Levra is the Chairman of the Board, Chief Executive Officer and President of the Company. Mr. Kaminsky is the Executive Vice President – Finance, Chief Financial Officer and Secretary of the Company. Mr. Trausch is the Executive Vice-President – Growth and Development of the Company.

(d) None of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) None of the Reporting Persons was a party to any civil proceeding during the last five years as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is a citizen of the United States of America.

SCHEDULE 13D

CUSIP No. 849163308	Page 6 of 11 Pages

Item 3. Source and Amount of Funds and Other Consideration.

NA

Item 4. Purpose of Transaction.

This report on Schedule 13D is made to provide the following information:

Merger Agreement

On June 30, 2014, the Company, Vestis Retail Group, LLC, a Delaware limited liability company (“Vestis”) and Everest Merger Sub, Inc., a Delaware corporation (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions described therein, on July 3, 2014, Merger Sub commenced a tender offer (the “Offer”) for all outstanding Class A Shares and Class B Shares (collectively, “Shares”) of the Company at a price of $1.20 per Share, net to the seller in cash, without interest, less any applicable withholding taxes. However, if the number of Shares tendered in the Offer prior to 12:00 midnight, New York City time, at the end of August 1, 2014, together with the Shares acquired or to be acquired by Vestis or Merger Sub pursuant to the Stock Purchase Agreement described in the Merger Agreement and the Shares issuable pursuant to the top-up option held by Merger Sub (as described in the Merger Agreement), does not result in Vestis and Merger Sub collectively owning shares equal to or in excess of 90% of each of the Class A Common Shares and Class B Common Shares on a fully diluted basis (as calculated pursuant to the Merger Agreement), the price shall be reduced to $1.04 per Share, net to the seller in cash, without interest (such amount per Share paid pursuant to the Offer, the “Offer Price”).

The obligation of Vestis and Merger Sub to consummate the Offer is subject to the condition that there be validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the expiration date of the Offer that number of Shares that, when added to the Shares then beneficially owned by Vestis and its subsidiaries, would represent at least a majority in voting power of the total number of the then outstanding Shares on a fully diluted basis (which total number is the number of shares then issued and outstanding plus the number of shares which the Company would be required to issue pursuant to any then outstanding options, warrants or other rights to acquire shares (other than the top-up option held by Merger Sub and described in the Merger Agreement) regardless of whether or not then vested). The consummation of the Offer is also subject to other conditions, including without limitation, receipt of certain third-party consents, no change in the recommendation of the board of directors of the Company with respect to the Offer and other customary conditions. The Offer is not subject to any financing condition.

Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”) pursuant to the provisions of the General Corporation Law of the State of Delaware (“DGCL”), with the Company continuing as the surviving corporation of the Merger (the “Surviving Corporation”) and as a wholly-owned subsidiary of Vestis. At the effective time of the Merger (the “Effective Time”), (i) each Share that is held by Vestis, Merger Sub or the Company (as treasury stock or otherwise) or any of their respective direct or indirect subsidiaries or affiliates will be automatically cancelled and will cease to exist and (ii) each Share issued and outstanding immediately prior to the Effective Time (other than Shares to be cancelled as described in clause (i) above or Shares that are held by any stockholders who properly demand appraisal in connection with the Merger) will be converted into the right to receive the Offer Price.

The closing of the Merger is subject to customary closing conditions, and, depending on the availability of short form statutory merger procedures under the DGCL, approval of the Merger by the Company’s stockholders may be required. The Merger Agreement includes customary representations, warranties and covenants of the Company, Vestis and Merger Sub. The Company has agreed to operate its business in the ordinary course until the Effective Time. The Company has also agreed not to solicit or initiate discussions with third parties regarding other proposals to acquire the Company and to certain restrictions on its ability to respond to any such proposals.

SCHEDULE 13D

CUSIP No. 849163308	Page 7 of 11 Pages

Tender and Support Agreements

Substantially simultaneously with entering into the Merger Agreement, Vestis and Merger Sub also entered into Tender and Support Agreements with each of Craig L. Levra, Howard K. Kaminsky and Dennis Trausch (the “Support Agreement Stockholders”) (such agreements, the “Support Agreements.” Pursuant to the Support Agreements, each Support Agreement Stockholder agreed to validly tender into the Offer as promptly as practicable, but no later than five business days prior to the Offer’s Initial Expiration Time (as defined in the Merger Agreement), any and all Shares of which such Support Agreement Stockholder is the record or beneficial owner as of the execution date of the Support Agreements as well as any additional Shares with respect to which such Support Agreement Stockholder becomes the record or beneficial owner after the date of its Support Agreement and prior to the earlier of (i) the date upon which the Merger Agreement is validly terminated or (ii) the Effective Time (such period, the “Support Period”), and to otherwise support the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby. However, in the event of a Change in the Board Recommendation (as defined in the Support Agreements), each Support Agreement Stockholder may withdraw any of its Shares previously tendered into the Offer in excess of the number of Shares representing voting power equal to (i)(A) the aggregate voting power represented by all Shares owned by the Support Agreement Stockholder divided by (B) the aggregate voting power represented by all Shares owned by the Support Agreement Stockholders, multiplied by (ii)(A)(1) 0.35 multiplied by (2) the aggregate voting power represented by all issued and outstanding Shares minus (B) the aggregate voting power represented by all Shares then owned in the aggregate by certain entities and individuals (“Recommendation Change Shares”). Each Support Agreement Stockholder agrees to tender all Shares that are not Recommendation Change Shares into the Offer in a manner that is proportionate to the manner in which all holders of Shares (other than Shares held by the Support Agreement Stockholders and certain entities and individuals) tender their Shares in the Offer.

The Support Agreements also provide that the Reporting Persons, will, at any meeting of the holders of shares, and in any action by written consent of the Company’s shareholders, vote such party’s Shares (i) in favor of (A) the Merger, the execution and delivery by the Company of the Merger Agreement and the adoption and approval of the Merger Agreement and the terms thereof and (B) each of the other transactions contemplated by the Merger Agreement; (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of the Company in the Merger Agreement; and (iii) against the following actions (other than the Merger and the other transactions contemplated by the Merger Agreement): (A) any Acquisition Proposal (as defined in the Merger Agreement); (B) any amendment to the Company’s certificate of incorporation or bylaws; (C) any material change in the capitalization of the Company or the Company’s corporate structure; and (D) any other action which would impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement. However, in the event of a Change in the Board Recommendation, each Support Agreement Stockholder agrees to vote all Shares that are not Recommendation Change Shares in a manner that is proportionate to which all holders of Shares (other than the Shares held by the Support Agreement Stockholders and certain identified entities and individuals) vote in respect of such matter.

In furtherance of the voting covenants under the Support Agreements, each of the Support Agreement Stockholders have delivered to Vestis an irrevocable proxy appointing and constituting Vestis and certain other parties, and each of them, the attorneys and proxies of such Support Agreement Stockholder, with full power of substitution and resubstitution, to the full extent of Support Agreement Stockholder’s rights with respect to (i) the outstanding Shares owned of record by such Support Agreement Stockholder as of the date of the proxy, which Shares are specified on the final page of the proxy, and (ii) in the case of the Support Agreement Stockholders, any and all other Shares which such Support Agreement Stockholder may acquire on or after the date of the proxy.

Each of the Support Agreement Stockholders further agreed, that it will not enter into any tender, voting or other such agreement, or grant a proxy or power of attorney, with respect to any of the Shares subject to the applicable Support Agreement that is inconsistent with such Support Agreement or otherwise take any other action with respect to such Shares that would in any way restrict, limit or interfere with the performance of any of such Support Agreement Stockholder’s obligations under its Support Agreement or any of the actions contemplated thereby.

SCHEDULE 13D

CUSIP No. 849163308	Page 8 of 11 Pages

The Support Agreements and all rights and obligations of the parties thereunder, including the proxy, shall terminate, and no party shall have any rights or obligations thereunder, in the event that the Merger Agreement is validly terminated.

Consummation of the Offer and Merger

The purpose of the Offer is to acquire control of, and ultimately following the Merger, the entire equity interest in, the Company. Pursuant to the Merger Agreement, following the time at which Vestis and Merger Sub have accepted for payment Shares tendered in the Offer, Vestis will be entitled to designate a number of directors, rounded up to the next whole number, subject to compliance with applicable law, to the Company’s board of directors (the “Board”) that is equal to the total number of authorized directors on the Company’s board (giving effect to the election of any additional directors described in this sentence) multiplied by the percentage that the number of Shares beneficially owned by Vestis and Merger Sub (including Shares accepted for payment and the shares acquired in connection with a separate stock purchase agreement with certain entities and individuals) bears to the total number of Shares then outstanding, and the Company will cause Vestis’ designees to be elected or appointed to the Board, including by increasing the number of authorized directors and seeking and obtaining resignations from incumbent directors. At such time, the Company will also cause individuals designated by Vestis to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Board other than the special committee formed for the purpose of exploring strategic alternatives, the Independent Directors Committee (as defined below) or any committee of independent directors formed for purposes of the Merger Agreement, to the fullest extent permitted by applicable law. Information concerning Vestis’ designees to the Board will be set forth in a forthcoming Information Statement from the Company, if required. However, prior to the Effective Time, the Board will always be required to have at least three directors who were not designated by Vestis (the “Independent Directors”). Following the election or appointment of Vestis’ designees and prior to the Effective Time, the Independent Directors shall be constituted as a committee (the “Independent Directors Committee”). A majority vote of the members of the Independent Directors Committee will be required for the Company to authorize (i) any termination of the Merger Agreement by the Company, (ii) any amendment of the Merger Agreement requiring action by the Board, (iii) any extension of the time for the performance of any of the obligations or actions under the Merger Agreement by Vestis or Merger Sub or (iv) any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company, except as contemplated by the Merger Agreement.

As soon as possible after the consummation of the Offer, Vestis and Merger Sub intend to consummate the Merger pursuant to the Merger Agreement. At the Effective Time, (i) the certificate of incorporation of the Surviving Corporation will be amended and restated in its entirety as set forth in the Merger Agreement, (ii) the bylaws of the Surviving Corporation will be amended and restated to conform to Merger Sub’s bylaws as in effect immediately prior to the Effective Time, (iii) the sole directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time and (iv) the officers of the Surviving Corporation will be the officers of the Company immediately prior to the Effective Time.

Following consummation of the Merger, the Shares will no longer be publically owned and will no longer be traded on The NASDAQ Stock Market. Vestis and Merger Sub intend to take steps to cause the termination of the registration of Shares under the Exchange Act as promptly as practicable following consummation of the Merger and may in the future take steps to cause the suspension of all of the Company’s reporting obligations under the Exchange Act.

Except as set forth in this Schedule 13D and in connection with the Offer and the Merger described above, the Reporting Persons have no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Note Regarding this Schedule 13D

This Schedule 13D is neither an offer to purchase nor a solicitation of an offer to sell any Shares or any other securities. On July 3, 2014, a tender offer statement on Schedule TO, including an offer to purchase, a letter of

SCHEDULE 13D

CUSIP No. 849163308	Page 9 of 11 Pages

transmittal and related documents, was filed with the U.S. Securities and Exchange Commission (“SEC”) by Vestis, Merger Sub, and certain affiliates thereof, and a Solicitation/Recommendation Statement on Schedule 14D-9 was filed with the SEC by the Company. The offer to purchase Shares is made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to Georgeson Inc., the Information Agent for the Offer, which may be contacted at 480 Washington Boulevard, 26th Floor, Jersey City, NJ 07310 or by telephone at (866) 856-6388.

The foregoing summaries of (i) the Merger Agreement and the transactions contemplated thereby, and (ii) the Support Agreements and the transactions contemplated thereby, in each case, do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Merger Agreement and the Support Agreements furnished herewith as Exhibits A and B, respectively, which are incorporated herein by reference. The Merger Agreement has been attached to provide the readers of this Schedule 13D with information regarding its terms. Factual disclosures about Company or any of its affiliates contained in this Schedule 13D or in its public reports filed with the SEC, as applicable, may supplement, update or modify the factual disclosures about the Company or any of its affiliates contained in the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by Vestis, Merger Sub and the Company were qualified and subject to important limitations agreed to by Vestis, Merger Sub and the Company in connection with negotiating the terms of the Merger Agreement. In particular, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Offer or the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in schedules that were provided by each party to the other but are not publicly filed as part of the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Schedule 13D, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in the Company’s public reports filed with the SEC.

Item 5. Interest in Securities of the Company.

(a) Mr. Craig L. Levra is the beneficial owner of 338,734 Class A Shares, or approximately 2.7% of the outstanding Class A Shares, and 791,635 Class B Shares, or approximately 44.6% of the outstanding Class B Shares.

Mr. Howard K. Kaminsky is beneficial owner of 328,125 Class A Shares, or approximately 2.6% of the outstanding Class A Shares, and 128,771 Class B Shares, or approximately 7.3% of the outstanding Class B Shares.

Mr. Dennis D. Trausch is beneficial owner of 333,681 Class A Shares, or approximately 2.6% of the outstanding Class A Shares, and 25,300 Class B Shares, approximately 1.4% of the outstanding Class Be Shares.

SCHEDULE 13D

CUSIP No. 849163308	Page 10 of 11 Pages

(b) The following table provides information as to the number of Class B Shares as to which each person named above in Item 5(a) has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose of or direct the disposition of, or shared power to dispose of or direct the disposition of:

Name		Power to Vote		Power to Dispose or Direct Disposition
		Sole	Shared	Sole	Shared
Craig L. Levra	Class A Class B	*0 *0	338,734* 791,635*	*0 *0	338,734* 791,635*
Howard K. Kaminsky	Class A Class B	*0 *0	328,125* 128,771*	*0 *0	328,125* 128,771*
Dennis D. Trausch	Class A Class B	*0 *0	333,681* 25,300*	*0 *0	333,681* 25,300*

(c) None.

(d) See * below which is incorporated herein by this reference.

(e) See * below which is incorporated herein by this reference.

*	By virtue of the Support Agreements described in and paragraph (a) of Item 4 above, Messrs. Levra, Kaminsky and Trausch have agreed to tender their shares into the Offer and otherwise support the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement in accordance with the terms of the Support Agreements.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

Except for the matters described in Item 4 above and the Margin Loan Contracts (as defined in the Tender and Support Agreement between Vestis Retail Group, LLC and Everest Merger Sub, Inc., on the one hand, and Mr. Craig L. Levra, on the other hand, attached hereto as Exhibit B(1)), which is incorporated herein by this reference, there are no other contracts, arrangements, understandings or relationships to which any of the Reporting Persons is a party with respect to securities of the Company.

Item 7. Material to be filed as Exhibits.

Exhibit A: Agreement and Plan of Merger dated as of June 30, 2014 between Sport Chalet, Inc. on the one hand and Vestis Retail Group, LLC and Everest Merger Sub, Inc., on the other (incorporated by reference to Exhibit 2.1 to Form 8-K of Sport Chalet, Inc. dated June 30, 2014 and filed July 1, 2014).

Exhibit B: Tender and Support Agreements between Vestis Retail Group, LLC and Everest Merger Sub, Inc. on the one hand, and each of the following:

Exhibit B(1)	Craig L. Levra	filed herewith
Exhibit B(2)	Howard K. Kaminsky	filed herewith
Exhibit B(3)	Dennis D. Trausch	filed herewith

SCHEDULE 13D

CUSIP No. 849163308	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Report on Schedule 13D is true, complete and correct.

Dated: July 11, 2014

/s/ Craig L. Levra
Craig L. Levra

/s/ Howard K. Kaminsky
Howard K. Kaminsky

/s/ Dennis D. Trausch
Dennis D. Trausch